

Mail Stop 7010

August 19, 2008

via U.S. mail and facsimile

Mr. Rick A. Serie
Chief Executive Officer and Chief Financial Officer
Great Plains Ethanol, LLC
27716 462nd Avenue
Chancellor, South Dakota 57015

      RE: Form 10-K for the year ended December 31, 2007
                Form 10-Q for the quarter ended March 31, 2008
                    File No. 0-49779

Dear Mr. Serie:

      We have completed our review of your Form 10-K and related filings and have no further comments at this time.

      If you have any further questions regarding our review of your filings, please direct them to Nudrat Salik, Staff Accountant, at (202) 551-3692 or, in her absence, to the undersigned at (202) 551-3689.

                    Sincerely,

                    John Hartz
                    Senior Assistant Chief Accountant